UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

18 April, 2013

Commission File Number: 000-54641

_____________________________________________________________________________________

MODERN TIMES GROUP MTG AB (publ)

(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden

(Address of principal executive offices)

_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No   X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  Not Applicable

Q1 2013 Report

18 April 2013 – Modern Times Group MTG AB (publ.) (“MTG” or “the Group”) (Nasdaq OMX Stockholm Large Cap Market: MTGA, MTGB) today announced its financial results for the first quarter ended 31 March 2013.

Strong Growth In Emerging Markets

First Quarter Highlights

•	Net sales of SEK 3,223 (3,259) million – up 2% at constant exchange rates

•	Operating income of SEK 219 (341) million when excluding associated company income

•	Total operating income of SEK 454 (542) million when including SEK 235 (201) million of associated company income

•	Pre-tax profit of SEK 472 (591) million including SEK -13 (81) million non-cash impact of change in value of option element of CDON convertible bond

•	Net income of SEK 334 (454) million and basic earnings per share of SEK 4.73 (6.68)

•	Cash flow from operations of SEK 267 (334) million and net cash position of SEK 17 million compared to a net debt position of SEK 1 million in Q4 2012

•	Quarterly dividend payment of SEK 58 (52) million received from associated company CTC Media

Forward Expectations

As previously announced, the Group continues to expect its Nordic pay-TV business to grow its revenues at constant exchange rates in 2013, and to report an operating (EBIT) margin of approximately 10-12% for the full year 2013. The segment margin is expected to increase in 2014.

The Group also continues to expect its Emerging Market pay-TV operations to achieve a breakeven EBIT result for the full year 2013 with rising profitability levels in 2014.

Comment from President & CEO

Jørgen Madsen Lindemann, President and Chief Executive Officer, commented: “The first quarter is a seasonally small sales period but these results do indicate clear positive momentum across the business. The high sales growth in the emerging market free-TV operations reflected both the first impact of the strategic sales agreements in the Czech Republic and Bulgaria, as well as further underlying advertising market share gains in almost all of our territories on the back of higher ratings. We were the largest free-TV media house in the Czech Republic for the first time on a quarterly basis, when measured by advertising market share, and this is a significant milestone for the Group. Our Scandinavian audience shares have now stabilized or improved and we will continue to benefit from penetration gains and the addition of new channels. We will invest in momentum across our territories, in order to capture market share despite the soft overall advertising environment.”

“On the pay-TV side, the Viaplay online service in the Nordics has continued its rapid expansion and achieved record number of daily viewers, as well as consistently high customer ratings. Revenues for the Nordic pay-TV business are up as expected and primarily reflected the consolidation of the TV3 Sport channels in Denmark. The emerging market pay-TV businesses have also continued to expand rapidly by adding satellite subscribers and wholesale subscriptions year on year. We are investing in the future growth of our Nordic and emerging markets businesses as planned and profitability levels are tracking accordingly this year ahead of rising profitability next year.”

“We convert a high proportion of our earnings into cash flow and also receive dividends from our principal associated company, so we ended the quarter in a net cash position and with an even stronger balance sheet. We have announced our intention to pay out an increased dividend to shareholders this year, but we are a growth company and are more focused than ever on reviewing a wide range of organic and M&A led investment and partnership opportunities to drive our future growth.”

* * *

Capital Markets Day

MTG will host its Capital Markets Day on Thursday 13 June 2013 at the Stockholm Waterfront Congress Centre in Stockholm. The Capital Markets Day will feature a full day of presentations by MTG executives, which will be followed by an evening reception.

Conference Call

The company will host a conference call today at 15.00 Stockholm local time, 14.00 London local time and 09.00 New York local time. To participate in the conference call, please dial:

Sweden:	+46(0)8 5352 6408
UK:	+44(0)20 3450 9987
US:	+1646 254 3367

The access pin code for the call is 1466763

To listen to the conference call online and for further information please visit www.mtg.se.

* * *

For further information, please visit www.mtg.se, or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Mathias Hermansson, Chief Financial Officer
Tel:	+46 (0) 8 562 000 50

Matthew Hooper, Executive Vice President of Corporate Communications
Tel:	+44 (0) 7768 440 414
Email:	investor.relations@mtg.se / press@mtg.se

Stockholm, 18 April 2013

Jørgen Madsen Lindemann, President & Chief Executive Officer

Modern Times Group MTG AB
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm, Sweden
Registration number: 556309-9158

Forward-looking information and Safe Harbour Statement under the U.S. Private Securities Litigation Reform Act of 1995

This report contains forward-looking information based on the current expectation of MTG management. Although management deems that the expectations presented by such forward-looking information are reasonable, such forward-looking information is subject to risks and uncertainties and no guarantee can be given that these expectations will prove correct. Accordingly, the actual future outcome could vary considerably when compared to what is stated in the forward-looking information, due to such factors as described above in the Risks & Uncertainties section.

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated net sales of SEK 13.3 billion in 2012. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this Full Year report is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 13.00 CET on 18 April 2013.

18 April 2013 – Modern Times Group MTG AB (publ.) (“MTG” or “the Group”) (Nasdaq OMX Stockholm Large Cap Market: MTGA, MTGB) today announced its financial results for the first quarter ended 31 March 2013.

Strong Growth In Emerging Markets

First Quarter Highlights

•	Net sales of SEK 3,223 (3,259) million – up 2% at constant exchange rates

•	Operating income of SEK 219 (341) million when excluding associated company income

•	Total operating income of SEK 454 (542) million when including SEK 235 (201) million of associated company income

•	Pre-tax profit of SEK 472 (591) million including SEK -13 (81) million non-cash impact of change in value of option element of CDON convertible bond

•	Net income of SEK 334 (454) million and basic earnings per share of SEK 4.73 (6.68)

•	Cash flow from operations of SEK 267 (334) million and net cash position of SEK 17 million compared to a net debt position of SEK 1 million in Q4 2012

•	Quarterly dividend payment of SEK 58 (52) million received from associated company CTC Media

Forward Expectations

As previously announced, the Group continues to expect its Nordic pay-TV business to grow its revenues at constant exchange rates in 2013, and to report an operating (EBIT) margin of approximately 10-12% for the full year 2013. The segment margin is expected to increase in 2014.

The Group also continues to expect its Emerging Market pay-TV operations to achieve a breakeven EBIT result for the full year 2013 with rising profitability levels in 2014.

Comment from President & CEO

Jørgen Madsen Lindemann, President and Chief Executive Officer, commented: “The first quarter is a seasonally small sales period but these results do indicate clear positive momentum across the business. The high sales growth in the emerging market free-TV operations reflected both the first impact of the strategic sales agreements in the Czech Republic and Bulgaria, as well as further underlying advertising market share gains in almost all of our territories on the back of higher ratings. We were the largest free-TV media house in the Czech Republic for the first time on a quarterly basis, when measured by advertising market share, and this is a significant milestone for the Group. Our Scandinavian audience shares have now stabilized or improved and we will continue to benefit from penetration gains and the addition of new channels. We will invest in momentum across our territories, in order to capture market share despite the soft overall advertising environment.”

“On the pay-TV side, the Viaplay online service in the Nordics has continued its rapid expansion and achieved record number of daily viewers, as well as consistently high customer ratings. Revenues for the Nordic pay-TV business are up as expected and primarily reflected the consolidation of the TV3 Sport channels in Denmark. The emerging market pay-TV businesses have also continued to expand rapidly by adding satellite subscribers and wholesale subscriptions year on year. We are investing in the future growth of our Nordic and emerging markets businesses as planned and profitability levels are tracking accordingly this year ahead of rising profitability next year.”

“We convert a high proportion of our earnings into cash flow and also receive dividends from our principal associated company, so we ended the quarter in a net cash position and with an even stronger balance sheet. We have announced our intention to pay out an increased dividend to shareholders this year, but we are a growth company and are more focused than ever on reviewing a wide range of organic and M&A led investment and partnership opportunities to drive our future growth.”

Significant Events

MTG will host its Capital Markets on Thursday 13 June 2013 at the Stockholm Waterfront Congress Centre in Stockholm. The Capital Markets Day will feature a full day of presentations by MTG executives, which will be followed by an evening reception.

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The Group announced on 9 April that the MTG Nomination Committee proposes the re-election of David Chance, Mia Brunell Livfors, Blake Chandlee, Simon Duffy, Lorenzo Grabau and Alexander Izosimov as non-executive Board Directors, and the election of Michelle Guthrie as a new non-executive Board Director. The Nomination Committee also proposes the re-election of David Chance as Chairman of the Board of Directors. Cristina Stenbeck and Michael Lynton have declined re-election as Board Directors.

CTC Media, Inc. (“CTC Media”), of which MTG owns 37.9%, announced proposed changes to the company’s board of directors on 8 April. Lorenzo Grabau (a non-executive member of MTG’s Board of Directors) has been appointed as a non-executive member and co-Chairman of CTC Media’s Board of Directors following the closing of the 2013 Annual General Meeting of CTC Media shareholders on 30 April 2013, and that MTG President and Chief Executive Officer Jørgen Madsen Lindemann is proposed for election as a new non-executive member of the Board of Directors at the AGM. Please go to http://ctcmedia.ru/press-center/releases/?id=1289 for the full announcement.

CTC Media’s Board of Directors currently intends to pay cash dividends of $0.63 per share (or up to approximately $100 million in the aggregate) in 2013 and declared on 6 March that a cash dividend of $0.15 per share (or approximately $24 million in the aggregate) would be paid on or about the end of the quarter to shareholders of record as of March 20, 2013, with further dividends anticipated in the remaining quarters of 2013. MTG subsequently received SEK 58 (52) million of dividends from CTC Media on 26 March.

The Group announced on 28 January 2013 that Rikard Steiber was to be appointed to the new role of Executive Vice President and Chief Digital Officer with effect from 4 February 2013, and that Matthew Hooper was to be promoted to the new role of Executive Vice President of Group Corporate Communications with effect from 1 February 2013.

The Group announced on 17 January 2013 that it had signed channel distribution agreements to make MTG’s TV3 and TV3 PULS Danish free-TV channels available on Telenor-owned Canal Digital Denmark A/S’s satellite pay-TV platform in Denmark for the first time, and to include SBS Broadcasting’s Danish free-TV channels in MTG’s Viasat Danish pay-TV offerings for the first time. These agreements followed similar agreements in late 2012 to make MTG’s TV3 and TV3 PULS Danish free-TV channels available on Boxer TV-Access A/S’s digital terrestrial pay-TV platform in Denmark, and to include C More Entertainment AB’s Canal 8 Sport and Canal 9 pay-TV channels in MTG’s Viasat pay-TV offerings. These agreements substantially boost the Danish national perceived penetration of the TV3 and TV3 PULS channels, while also further strengthening MTG’s Viasat pay-TV offering, which now comprises all of the major free-TV channels in Denmark and the market leading portfolio of premium movie, sports and documentary channels.

Following the Group’s acquisition of the remaining shares of TV 2 Sport A/S in December 2012, the TV 2 Sport channels were rebranded as TV3 Sport and new channel TV3 Sport 2 was launched in the first quarter of 2013. The Group has therefore consolidated 100% of the TV3 Sport business since the beginning of 2013, and now includes its results in the Pay-TV Nordic segment. MTG’s 50% share in the sales and profits of the joint venture business prior to 2013 was previously included in the Central operations, eliminations & other businesses reporting line within the Viasat Broadcasting business area, but has now been moved to the Pay-TV Nordic segment for ease of comparison.

Financial Summary

	2012				2013
SEK million	Q1	Q2	Q3	Q4	Q1
Net sales	3,259	3,517	2,940	3,620	3,223
Operating income before associates	341	552	288	514	219
Associated company income *	201	133	134	-38	235
Total operating income (EBIT)	542	684	422	476	454
Net financials	49	-98	-33	-8	18
Income before tax	591	587	389	467	472
Tax	-137	-133	-81	-89	-138
Net income	454	454	308	378	334
Basic earnings per share (SEK)	6.68	6.35	4.65	5.25	4.73
Diluted earnings per share (SEK)	6.66	6.34	4.64	5.24	4.73
Basic average number of shares outstanding (million)	66.4	66.6	66.6	66.6	66.6
Total assets	11,468	11,699	11,324	11,692	11,780

*
Including MTG’s USD 20.5 million Q4 2012 participation in USD 82.5 million of non-recurring charges incurred by associated company CTC Media in the third quarter of 2012, and USD 4.6 million Q1 2012 participation in USD 89.5 million of non-recurring charges incurred by CTC Media in the fourth quarter of 2011.

Operating Review

Group sales were up 2% y-o-y (year on year) at constant exchange rates and up 5% y-o-y at constant exchange rates when excluding closed and sold operations but including acquired businesses. The performance reflected strong y-o-y growth for the Emerging Market free-TV and pay-TV operations, as well as higher sales for the Nordic pay-TV business, which were offset by lower sales for the Free-TV Scandinavian and Other businesses.

Group operating costs were up y-o-y at constant exchange rates following ongoing investments in the Nordic pay-TV business and Emerging Markets operations. Group depreciation and amortisation charges increased y-o-y to SEK 41 (28) million following the consolidation of the more asset intensive Zitius business in Sweden from 1 September 2012.

Group net interest expenses totalled SEK -1 (-16) million and reflected the lower borrowing levels during the period. Other financial items amounted to SEK 19 (65) million, which primarily reflected positive unrealised currency exchange rate differences of SEK 41 million and also included non-cash financial losses of SEK -13 (81) million arising from the change in value of the option element of the SEK 250 million CDON Group convertible bond between the balance sheet dates.

Free-TV Scandinavia

Sales down 1% y-o-y at constant exchange rates & operating margin of 13%

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	2012				2013
SEK million	Q1	Q2	Q3	Q4	Q1
Net sales	1,024	1,110	876	1,147	993
Change y-o-y	0%	-3%	-11%	-7%	-3%
Change y-o-y at constant exchange rates	-1%	-3%	-7%	-6%	-1%
Total costs	-866	-860	-741	-897	-866
Change y-o-y	14%	4%	-4%	-6%	0%
Operating income	158	251	135	250	127
Change y-o-y	-39%	-21%	-37%	-11%	-19%
Operating margin	15.4%	22.6%	15.4%	21.8%	12.8%

The y-o-y sales development primarily reflected lower sales in Sweden and Norway, which were offset to an extent by higher sales in Denmark. Both the Danish and Swedish advertising markets are estimated to have declined y-o-y, while the Norwegian market is expected to have continued to grow in the quarter. The majority of the annual up-front contract negotiations with advertisers have now been completed in each market at higher net average prices y-o-y. Segment operating costs were slightly up y-o-y at constant exchange rates.

Commercial share of viewing (%)	2012				2013
(Target audience 15-49)	Q1	Q2	Q3	Q4	Q1
Sweden	34.9	33.4	38.1	33.2	34.6
(TV3, TV6, TV8, TV10)
Denmark *	24.9	25.0	22.4	21.3	26.5
(TV3, TV3+, TV3 PULS, TV3 Sport 1-2)
Norway	18.6	19.5	19.7	17.7	18.5
(TV3, Viasat4)

*           Including TV3 Sport 1 and 2 from Q1 2013

The combined commercial target audience share for the Group’s Swedish media house of channels was slightly down y-o-y but significantly up q-o-q (quarter on quarter). The target audience shares for TV3 and TV6 were slightly down y-o-y, but TV3 was up significantly q-o-q and TV6 was up slightly compared to Q4 2012. TV8’s share was stable y-o-y and up q-o-q, while TV10’s share was up both y-o-y and q-o-q. The Swedish media house improved its ratings throughout the quarter and reported the highest ever combined target audience share in the month of March of 35.2% (34.7%) this year. The improved performance reflected the ongoing success of a number of recurring formats, as well as a number of new shows, which together indicate the positive impact of the measures taken over several quarters.

The combined commercial target audience share for the Group’s Danish media house was up both  y-o-y and q-o-q. TV3’s target audience share increased substantially y-o-y after the channel was made available on both the Boxer digital terrestrial platform and Canal Digital satellite platform during the quarter. The TV3 PULS target audience share was stable both y-o-y and q-o-q, and the channel will benefit from inclusion on the Boxer and Canal Digital platforms during the year. The TV3+ audience share was down y-o-y and q-o-q but is expected to benefit from its coverage of English Premier League football from the beginning of the new season in August. The newly rebranded TV3 Sport channels have been added to the Danish media house offering in 2013 and include a wide range of high profile sports coverage. The media house advertising market share also benefited from the sales cooperation with Viacom with the MTV and VH1 channels included in the media house advertising sales from the beginning of 2013.

The combined commercial target audience share for the Group’s Norwegian media house was stable y-o-y and up q-o-q following improved prime time ratings for flagship channel TV3 with several key new local productions and new series of successful formats. The Norwegian media house reported a higher y-o-y combined target audience share of 19.3% (18.6%) in the month of March. The TV3 target audience share was down y-o-y and up q-o-q, while Viasat4’s viewing share was up y-o-y and q-o-q. As previously announced, the Group intends to launch a third free-TV channel in Norway later in 2013.

Pay-TV Nordic

3% sales growth at constant exchange rates & 11% operating margin

	2012				2013
SEK million	Q1	Q2	Q3	Q4	Q1
Net sales	1,288	1,292	1,222	1,286	1,310
Change y-o-y	9%	5%	0%	2%	2%
Change y-o-y at constant exchange rates	9%	5%	3%	3%	3%
Total costs	-1,060	-1,063	-1,028	-1,088	-1,164
Change y-o-y	12%	7%	4%	6%	10%
Operating income	227	228	194	198	146
Change y-o-y	0%	-2%	-17%	-17%	-36%
Operating margin	17.7%	17.7%	15.9%	15.4%	11.1%

The Nordic pay-TV operations market and sell Viasat’s premium pay-TV packages and content on the Viasat satellite platform, the Viaplay online platform, and third party IPTV and cable networks. Viasat also distributes its 40 pay-TV channels via third party pay-TV networks.

The y-o-y and q-o-q segment sales growth primarily reflected the inclusion of 100% of the results of the Danish TV3 Sport channels business (previously the TV 2 Sport joint venture business) since the beginning of 2013, compared to 50% of the results for the business in prior periods. Underlying sales, when excluding the results for this business, were up slightly y-o-y at constant exchange rates.

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Segment operating costs increased significantly y-o-y and q-o-q due to the ongoing investments in premium movie and sports content and the Viaplay online pay-TV service and the full consolidation of the rebranded TV3 Sport channels business, as well as the launch of new channel TV3 Sport 2 in Denmark in February 2013. The y-o-y increase also reflected the launch of 15 HD (High Definition) and 9 catch-up channels in 2012.

The Group continues to expect its total Nordic pay-TV subscriber base (Viasat and Viaplay) to continue to grow in 2013 and moving forward, with the ongoing decline in the Nordic satellite premium subscriber base not expected to be fully offset by growth in the Nordic third party network subscriber base in 2013.

The Group also continues to expect its Nordic pay-TV revenues to grow at constant exchange rates in 2013 following the full consolidation of the TV3 Sport business from the beginning of 2013, and for the Nordic pay-TV business to report an operating (EBIT) margin of approximately 10-12% for the full year 2013 and for the segment margin to increase in 2014.

Subscribers	2012				2013
000's	Q1	Q2	Q3	Q4	Q1
Premium subscribers	1,039	1,031	1,023	1,019	1,003
- of which, satellite subscribers	625	612	603	592	580
- of which third party networks subscribers	414	419	420	427	424
Basic satellite subscribers	42	44	46	46	45
Satellite value-added service subscribers
ViasatPlus	191	192	193	192	191
Multi-room	251	251	252	250	249
High definition	313	321	336	341	344

The Group’s premium subscriber base, when excluding the rapidly growing Viaplay online subscriber base, declined y-o-y and q-o-q as anticipated. The decline in third party subscribers reflected a restatement of subscriber volumes by a distribution partner. Annualised average revenue per premium satellite subscriber (ARPU) continued to grow as anticipated and was up 2% y-o-y to SEK 4,955 (4,866) and slightly down q-o-q from SEK 4,988 due to the strength of the Swedish krona reporting currency. The y-o-y performance reflected the continued growth in the HD subscriber base and previously introduced price increases, and was even higher y-o-y at constant exchange rates.

Following the signing of a number of distribution agreements in late 2012 and early 2013, the Group has strengthened its Danish pay-TV offering to now include all of the major free-TV channels with its market leading portfolio of premium movie, sports and documentary channels. The Group also signed an exclusive multi-year agreement with BSkyB in February 2013 to distribute the Sky Sports News HD channel in its Viasat pay-TV offerings across the Nordic countries. A new distribution agreement has also now been signed with TV2 Norway in Norway to add the TV 2 Zebra sports and entertainment channel to the Viasat satellite platform from 1 May 2013. Viasat satellite subscribers will also be able to access TV2 Group’s on-demand library through their internet connected set-top boxes.

The Group launched the new dedicated Olympics content pay-TV channel Viasat 2014 in Sweden at the beginning of March 2013. The channel is available on the Viasat satellite platform in Sweden and has been launched ahead of the 2014 Olympic Winter Games in Sochi, coverage of which will be exclusively broadcast on MTG’s TV channels in Sweden.

Viaplay has continued to report strong subscriber intake and achieved record daily viewing figures around a number of key sports events during the quarter. Viaplay has continued to enhance its customer offering and interface and is now available on virtually any type of internet connected device. The monthly price for Viaplay’s top tier TV, movies and sports package was raised at the beginning of the year in Sweden from SEK 199 to SEK 249, and in Denmark in February from DKK 199 to DKK 229.

Free-TV Emerging Markets

25% sales growth at constant exchange rates & substantial advertising market share gains

	2012				2013
SEK million	Q1	Q2	Q3	Q4	Q1
Net sales	432	560	369	675	512
Change y-o-y	3%	-6%	-8%	3%	19%
Change y-o-y at constant exchange rates	5%	-3%	3%	8%	25%
Total costs	-423	-469	-417	-571	-486
Change y-o-y	-6%	-11%	-13%	-3%	15%
Operating income	8	91	-48	104	26
Change y-o-y	-	26%	38%	55%	211%
Operating margin	1.9%	16.3%	-12.9%	15.4%	5.0%

The Group’s Emerging Markets free-TV operations comprise a total of 23e free-TV channels in the Baltics, the Czech Republic, Bulgaria, Hungary and Ghana. Segment sales were up significantly y-o-y at constant exchange rates driven by the sales co-operations in the Czech Republic and Bulgaria, healthy underlying sales growth and higher advertising market shares in almost all of the Group’s operating territories, as well as the consolidation of the LNT operations in Latvia from the beginning of June of 2012.

Segment operating costs were up significantly y-o-y partly driven by the sales co-operations but also by further investments in programming, in order to capitalise on its ongoing momentum, the launch of Prima ZOOM and the consolidation of the costs of the LNT operations. The profitability of the advertising sales co-operations in the Czech Republic and Bulgaria is more impacted by seasonality than the Group’s own operations as the MTG local operations acquire partners’ commercial inventory at fixed annual wholesale prices but sell the inventory as part of the media house offering at the seasonal price variations. Despite these cost increases, as well as the losses in Hungary and ongoing investments in Ghana, segment operating profitability improved y-o-y for the sixth consecutive quarter, and more than tripled y-o-y with an increased operating margin.

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Baltics, Czech Republic and Bulgaria

	2012				2013
SEK million	Q1	Q2	Q3	Q4	Q1
Net sales	393	516	335	630	478
Change y-o-y	6%	-3%	-5%	7%	22%
Change y-o-y at constant exchange rates	8%	0%	6%	12%	25%
Total costs	-367	-413	-384	-524	-440
Change y-o-y	-2%	-5%	-4%	2%	20%
Operating income	27	103	-50	106	38
Change y-o-y	-	8%	-4%	35%	44%
Operating margin	6.8%	20.0%	-14.9%	16.9%	8.0%

Commercial share of viewing (%)	2012				2013
(Target audience)	Q1	Q2	Q3	Q4	Q1
Pan-Baltic	40.5	40.5	47.0	48.5	46.8
(All Baltic channels) (15-49)
Estonia	40.9	39.2	40.7	37.5	37.6
(TV3, 3+, TV6) (15-49)
Latvia *	36.1	39.9	60.6	61.8	55.4
(TV3, 3+, TV6, LNT, TV5, Kanals 2) (15-49)
Lithuania	43.2	41.3	40.2	43.8	44.4
(TV3, TV6, TV8) (15-49)

Czech Republic **	36.9	39.1	40.4	39.1	37.5
(Prima Family, Prima COOL, Prima LOVE, Prima ZOOM) (15-54)
Bulgaria	29.1	25.7	28.4	34.1	34.0
(Nova TV, Diema, Diema Family, Kino Nova) (18-49)
Hungary	9.4	9.1	8.2	7.8	7.4
(Viasat3, Viasat6) (18-49)

*	Including LNT channels (LNT, TV5, Kanals 2) from Q3 2012
**
Including Prima ZOOM from Q1 2013. The Czech commercial universe has been expanded since the beginning of the first quarter of 2013, and three CME channels as well as Prima Zoom are now included in the total commercial universe used to calculate the Group’s combined CSOV

Sales for the Group’s combined Baltic free-TV operations were up 23% y-o-y at constant exchange rates and reflected the consolidation of LNT in Latvia from June 2012, as well as underlying growth in Latvia and Estonia. Sales for the Lithuanian operations were stable y-o-y. The Latvian and Estonian TV advertising markets are both estimated to have grown y-o-y, while the Lithuanian market is estimated to have declined. The Group’s Latvian media house target audience share has been boosted by the addition of the LNT channels. The increase in the Lithuanian media house target audience share was driven by gains for both secondary channels following digitalisation, whilst the Estonian media house target audience share was stable q-o-q but down y-o-y following the previously reported increase in competing Russian language programming in particular. The Group’s media houses have the largest combined target audience shares in each of the Baltic countries.

The Group’s Czech operations reported 29% y-o-y sales growth at constant exchange rates, which reflected the new advertising sales cooperation with TV Barrandov, further advertising market share gains and the successful launch of fourth channel Prima ZOOM in February. The Czech TV advertising market is estimated to have declined y-o-y in the quarter. The development in the Czech media house target audience share reflected lower ratings for the Prima Family channel, which were offset by the successful launch of the Prima ZOOM channel and higher ratings for Prima COOL. Prima LOVE’s audience share was stable  y-o-y and q-o-q.

The Group’s Bulgarian operations reported 29% y-o-y sales growth at constant exchange rates following continued high ratings and the previously announced advertising sales co-operations with nine international channels. The Bulgarian TV advertising market is estimated to have continued to decline y-o-y in the quarter. The Bulgarian media house target audience share was up significantly y-o-y and stable at the new level q-o-q following the continued successful performance of a number of key locally produced shows.

Sales for the Group’s Hungarian operations were down 1% y-o-y at constant exchange rates. The Hungarian TV advertising market is estimated to have continued to decline y-o-y. Sales for the Group’s Viasat1 channel in Ghana grew by 37% y-o-y at constant exchange rates, as the channel continued to increase its share of the growing Ghanaian TV advertising market.

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Pay-TV Emerging Markets

10% sales growth at constant exchange rates & ongoing investments

	2012				2013
SEK million	Q1	Q2	Q3	Q4	Q1
Net sales	251	273	267	271	260
Change y-o-y	17%	19%	11%	14%	4%
Change y-o-y at constant exchange rates	14%	12%	13%	19%	10%
Total costs	-217	-215	-219	-266	-260
Change y-o-y	5%	3%	-3%	15%	20%
Operating income	34	58	48	5	-1
Change y-o-y	360%	168%	258%	-22%	-
Operating margin	13.5%	21.1%	17.9%	1.9%	-0.3%

Subscribers	2012				2013
000's	Q1	Q2	Q3	Q4	Q1
Satellite subscribers	529	534	543	584	578
Mini-pay TV subscriptions	66,012	72,816	75,430	83,950	85,153

Viasat’s Emerging Market pay-TV operations market and sell pay-TV packages on the Viasat satellite platforms in the Baltics and Ukraine, and on the joint venture Raduga TV satellite platform in Russia. Viasat also distributes 34 channels via third party pay-TV networks to subscribers in 31 countries across Central and Eastern Europe, Africa and the United States. The Viaplay online pay-TV service was launched in Russia in March 2012.

The y-o-y sales growth at constant exchange rates reflected continued healthy subscriber intake, and growth across the 3rd party networks in Russia and Eastern Europe. Viasat’s Emerging Markets satellite pay-TV platforms added 49,000 net new subscribers y-o-y, with the q-o-q performance reflecting the usual seasonal effects following strong subscriber intake in the fourth quarter. The wholesale minipay channel business added over 19 million subscriptions y-o-y and over 1 million subscriptions q-o-q.

Sales of the Group’s premium package of four HD channels in Russia, Ukraine and the CIS, which started in the beginning of December, are progressing according to plan, and the package is already made available on several leading networks in Russia.

The Group has just signed an agreement with Inter Media Group to include its Inter, NTN, K1, Mega, K2, Pixel, Enter Film and MTV Ukraine free-TV channels on the Viasat Ukraine platform this April. These channels together account for a more than 22% share of viewing (18-54) and Viasat Ukraine’s package now includes all of the major Ukrainian free-TV channels.

Segment operating costs increased significantly y-o-y but were stable q-o-q, which reflected the previously announced investments in premium content and launch of the HD Premium package Russia and Ukraine. The segment therefore reported a small operating loss for the quarter.

As previously announced, the Group also continues to expect its Emerging Market pay-TV operations to achieve a breakeven EBIT result for the full year 2013.

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CTC Media

The Group reports its equity participation in the earnings of CTC Media with a one quarter time lag due to the fact that CTC Media reports its financial results after MTG. MTG’s participation in CTC Media’s US dollar reported results is translated into MTG’s Swedish krona reporting currency at the average currency exchange rate for the MTG reporting period.

The Group owned 37.9% (38.1%) of CTC Media’s issued and outstanding shares at the end of the first quarter. CTC Media reported its financial results for the fourth quarter and the full year on 6 March 2013.

CTC Media reported results	2011	2012
(USD million)	Q4	Q1	Q2	Q3	Q4
Sales	237	191	188	162	264
Operating income	-2	50	49	-44	95
Income before tax	4	51	54	-41	101

MTG equity participation in	2012				2013
CTC Media results (SEK million)	Q1	Q2	Q3	Q4	Q1
Associated company income	200	132	132	-35	235
Dividends received	52	55	51	50	58
MTG equity ownership	38.1%	37.9%	37.9%	37.9%	37.9%

*
Including MTG’s USD 20.5 million Q4 2012 participation in USD 82.5 million of non-recurring charges incurred by associated company CTC Media in the third quarter of 2012, and USD 4.6 million Q1 2012 participation in USD 89.5 million of non-recurring charges incurred by CTC Media in the fourth quarter of 2011.

CTC Media will publish its results for the first quarter ended 31 March 2013 on 2 May 2013. For further information regarding CTC Media, please visit www.ctcmedia.ru.

Other Businesses

	2012				2013
SEK million	Q1	Q2	Q3	Q4	Q1
Net sales	407	397	297	316	242
Change y-o-y	2%	-12%	-20%	-30%	-41%
Change y-o-y at constant exchange rates	1%	-13%	-18%	-29%	-41%
Total costs	-421	-392	-284	-312	-257
Change y-o-y	11%	-4%	-21%	-25%	-39%
Associated company income	0	0	2	-4	-1
Operating income	-14	5	15	0	-17
Change y-o-y	-	-89%	-16%	-100%	-25%
Operating margin	-3.4%	1.2%	4.3%	1.3%	-6.5%

The segment comprises the Group’s Radio and MTG Studios operations. The Group’s radio operations comprise national commercial networks in Sweden and Norway, as well as national and local stations in the Baltics. MTG Studios comprises the Group’s content production businesses in Scandinavia, Europe and Africa.

Segment sales were down 17% y-o-y at constant exchange rates when excluding the contribution of the Bet24 operations, which were sold in May 2012, but including the consolidation of the Paprika Latino production company from September 2012. The performance reflected a substantial decline in Swedish radio advertising sales as the Group’s operation of 20 NRJ licenses in Sweden came to an end on 31 December 2012, as well as lower y-o-y sales for the MTG Studios business, which were offset to an extent by growth in the Norwegian radio business.

Segment operating costs were down y-o-y at constant exchange rates, when excluding the impact of the Bet24 operations but including the consolidation of Paprika Latino, and reflected lower y-o-y costs in the MTG Studios business as well as cost reductions implemented in the Swedish radio operations.  The segment reported an operating loss in the quarter.

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Financial Review

Cash Flow
The Group’s cash flow from operations before changes in working capital amounted to SEK 267 (334) million, and included the receipt of SEK 58 (52) million of dividend payments from CTC Media.

The Group reported a SEK -190 (-269) million change in working capital in the quarter, which primarily reflected normal seasonal changes. Group net cash flow from operations therefore totaled SEK 77 (65) million in the quarter.

The Group made no investments in shares during the first quarter of 2012 or 2013.

Group capital expenditure on tangible and intangible assets totalled SEK 47 (23) million in the quarter.

Cash flow used in financing activities amounted to SEK -225 (54) million in the quarter and primarily comprised a SEK 243 million net decrease in borrowings, compared with a SEK 37 net increase in borrowings in Q1 2012. The Group had total borrowings of SEK 708 (1,603) million at the end of the period, compared to SEK 953 million at the end of 2012.

The net change in cash and cash equivalents therefore amounted to SEK -195 (120) million in the quarter, and the Group had SEK 509 (583) million of cash and cash equivalents at the end of the period, compared to SEK 748 million at the end of 2012.

Net cash
The Group's net cash position, which is defined as cash and cash equivalents and interest bearing assets less interest bearing liabilities, amounted to SEK 17 million at the end of the period, and compared to a net debt position of SEK 733 million at the end of the first quarter of 2012 and SEK 1 million at the end of 2012.

Liquid funds
The Group’s available liquid funds, including unutilised credit and overdraft facilities, totalled SEK 6,459 (5,640) million at the end of the period, compared to SEK 6,448 million at the end of 2012.

Holdings in listed companies
The book value of the Group’s shareholding in associated company CTC Media was SEK 2,053 (1,869) million at the end of the period, and compared with the SEK 4,607 million (USD 708 million) public equity market value of the shareholding as at the close of trading on the last business day of March 2013.

Equity (via other comprehensive income)
The Group reported SEK -89 (-47) million of currency translation differences in equity in the quarter. The Group does not hedge its equity exposure to currency translation effects. The Group’s total equity amounted to SEK 5,377 (4,744) million at the end of the period, compared to SEK 5,134 million at the end of 2012.

Shares
The weighted average number of MTG shares outstanding was 66,612,522 (66,403,237) during the quarter. The total number of outstanding shares excludes the 865,000 Class C shares and 169,602 Class B shares held by MTG in treasury at the end of the period. The total number of issued shares did not change during the period.

Number of issued shares	Class A shares	Class B shares	Class C shares	Total
Total number of issued shares as at 1 January 2013 & 31 March 2013	5,878,931	60,903,193	865,000	67,647,124

Related Party Transactions

Related party transactions are of the same character and of similar amounts as the transactions described in the 2012 Annual Report.

Parent Company

Modern Times Group MTG AB is the Group’s parent company and is responsible for Group-wide management, administration and finance functions.

	2012				2013
SEK million	Q1	Q2	Q3	Q4	Q1
Net Sales	14	12	13	18	10
Net interest & other financial items	135	172	171	258	184
Income before tax	80	122	133	226	129

The parent company had cash and cash equivalents of SEK 240 (275) million at the end of the period, compared to SEK 371 million at the end of 2012. SEK 5,950 (5,057) million of the SEK 6,600 million total available credit facilities, including the SEK 100 million overdraft facility, was unutilised as at the end of the reporting period.

Risks & Uncertainties

Significant risks and uncertainties exist for the Group and the parent company. These include the prevailing economic and business environments in certain markets and the impact of the Eurozone crisis in particular; commercial risks related to expansion into new territories; political and legislative risks related to changes in rules and regulations in the various territories in which the Group operates; exposure to foreign exchange rate movements and the US dollar and Euro linked currencies in particular; and the emergence of new technologies and competitors. These risks and uncertainties are described in more detail in the 2012 Annual Report, which is available from the Group’s website at www.mtg.se and in the Group’s registration statement on Form 20-F, which is available from the website of the U.S. Securities and Exchange Commission.

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Other Information

This Group report has been prepared according to ‘IAS 34 Interim Financial Reporting’ and ‘The Annual Accounts Act’. The interim report for the parent company has been prepared according to the Annual Accounts Act - Chapter 9 ‘Interim Report’.

The Group's consolidated accounts and the parent company accounts have been prepared according to the same accounting policies and calculation methods as were applied in the preparation of the 2012 Annual Report with the exception of the presentation of other comprehensive income, which, in accordance to the amendments of IAS 1 Presentation of Financial Statements, is divided between items that cannot be reclassified and those that could be reclassified to profit or loss. Other comprehensive income for the Group comprises items that could be reclassified to profit or loss.

This report has not been subject to review by the Group’s auditor.

Second Quarter 2013 Financial Results

MTG’s financial results for the second quarter and six months ended 30 June 2013 will be published on 18 July 2013.

Capital Markets Day

MTG will host its Capital Markets Day on Thursday 13 June 2013 at the Stockholm Waterfront Congress Centre in Stockholm. The Capital Markets Day will feature a full day of presentations by MTG executives, which will be followed by an evening reception.

Conference Call

The company will host a conference call today at 15.00 Stockholm local time, 14.00 London local time and 09.00 New York local time. To participate in the conference call, please dial:

Sweden:	+46(0)8 5352 6408
UK:	+44(0)20 3450 9987
US:	+1646 254 3367

The access pin code for the call is 1466763

To listen to the conference call online and for further information please visit www.mtg.se.

* * *

For further information, please visit www.mtg.se, or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Mathias Hermansson, Chief Financial Officer
Tel:	+46 (0) 8 562 000 50

Matthew Hooper, Executive Vice President of Corporate Communications
Tel:	+44 (0) 7768 440 414
Email:	investor.relations@mtg.se / press@mtg.se

Stockholm, 18 April 2013

Jørgen Madsen Lindemann, President & Chief Executive Officer

Modern Times Group MTG AB
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm, Sweden
Registration number: 556309-9158

Forward-looking information and Safe Harbour Statement under the U.S. Private Securities Litigation Reform Act of 1995

This report contains forward-looking information based on the current expectation of MTG management. Although management deems that the expectations presented by such forward-looking information are reasonable, such forward-looking information is subject to risks and uncertainties and no guarantee can be given that these expectations will prove correct. Accordingly, the actual future outcome could vary considerably when compared to what is stated in the forward-looking information, due to such factors as described above in the Risks & Uncertainties section.

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated net sales of SEK 13.3 billion in 2012. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this Full Year report is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 13.00 CET on 18 April 2013.

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CONDENSED CONSOLIDATED	2013	2012	2012
INCOME STATEMENT (MSEK)	Jan-Mar	Jan-Mar	Jan-Dec

Net sales	3,223	3,259	13,336
Cost of goods and services	-1,763	-1,960	-7,898
Gross income	1,459	1,299	5,438

Selling and administrative expenses	-1,185	-941	-3,676
Other operating revenues and expenses, net	-55	-18	-67
Share of earnings in associated companies	235	201	429
Operating income (EBIT)	454	542	2,124

Net interest	-1	-16	-34
Other financial items	19	65	-56
Income before tax	472	591	2,034

Tax	-138	-137	-440
Net income for the period	334	454	1,594

Equity holders of the parent	315	444	1,526
Non-controlling interests	19	10	68
Net income for the period	334	454	1,594

Basic earnings per share (SEK)	4.73	6.68	22.93
Diluted earnings per share (SEK)	4.73	6.66	22.87

CONDENSED STATEMENT OF	2013	2012	2012
COMPREHENSIVE INCOME FOR THE GROUP (MSEK)	Jan-Mar	Jan-Mar	Jan-Mar

Net income for the period	334	454	1,594

Other comprehensive income:
Items that may be reclassified to profit or loss net of tax:
Currency translation differences	-89	-47	-123
Cash flow hedge	-3	-21	-31
Revaluation of shares at market value	-	0	0
Share of other comprehensive income of associates	3	6	27
Other comprehensive income for the period	-90	-63	-126

Total comprehensive income for the period	244	391	1,468

Total comprehensive income attributable to:
Equity holders of the parent	237	390	1,401
Non-controlling interests	8	1	67
Total comprehensive income for the period	244	391	1,468

Shares outstanding at the end of the period	66,612,522	66,403,237	66,612,522

Basic average number of shares outstanding	66,612,522	66,403,237	66,547,156
Diluted average number of shares outstanding	66,658,713	66,667,402	66,719,177

10 (17)

CONDENSED STATEMENT OF	2013	2012	2012
FINANCIAL POSITION (MSEK)	31 Mar	31 Mar	31 Dec

Non-current assets
Goodwill	2,796	2,478	2,866
Other intangible assets	545	593	575
Machinery and equipment	344	255	338
Shares and participations	2,123	2,057	1,988
Other financial receivables	316	300	330
	6,125	5,683	6,098

Current assets
Inventory	1,911	1,876	1,626
Current receivables	3,234	3,326	3,221
Cash, cash equivalents and short-term investments	509	583	748
	5,655	5,785	5,595
Total assets	11,780	11,468	11,692

Shareholders’ equity
Shareholders’ equity	5,182	4,501	4,946
Non-controlling interests	196	243	188
	5,377	4,744	5,134

Long-term liabilities
Interest-bearing liabilities	677	1,550	934
Provisions	614	599	611
Non-interest-bearing liabilities	180	71	206
	1,471	2,220	1,751

Current liabilities
Interest-bearing liabilities	85	60	90
Non-interest-bearing liabilities	4,846	4,444	4,718
	4,931	4,504	4,808
Total shareholders’ equity and liabilities	11,780	11,468	11,692

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CONDENSED CONSOLIDATED	2013	2012	2012
STATEMENT OF CASH FLOWS (MSEK)	Jan-Mar	Jan-Mar	Jan-Dec

Cash flow from operations	267	334	1,655
Changes in working capital	-190	-269	261
Net cash flow from operations	77	65	1,915

Proceeds from sales of shares	-	24	24
Acquisitions of subsidiaries and associates	-	-	-315
Investments in other non-current assets	-47	-23	-144
Other cash flow from investing activities	-	-	84
Cash flow used in investing activities	-47	1	-351

Net change in loans	-243	37	-612
Dividends to shareholders	0	-	-600
Other cash flow from/to financing activities	18	16	-62
Cash flow used in financing activities	-225	54	-1,274

Net change in cash and cash equivalents for the period	-195	120	291

Cash and cash equivalents at the beginning of the period	748	470	470
Translation differencies in cash and cash equivalents	-44	-6	-12
Cash and cash equivalents at end of the period	509	583	748

CONDENSED STATEMENT OF CHANGES	2013	2012	2012
IN EQUITY (MSEK)	31 Mar	31 Mar	31 Dec

Opening balance	5,134	4,350	4,350
Net loss/income for the year	334	454	1,594
Other comprehensive income for the year	-90	-63	-126
Total comprehensive loss/income for the year	244	391	1,468

Effect of employee share option programmes	-1	3	9
Change in non-controlling interests	-	-	2
Dividends to shareholders	-	-	-600
Dividends to non-controlling interests	-	-	-96
Closing balance	5,377	4,744	5,134

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CONDENSED INCOME STATEMENT	2013	2012	2012
PARENT COMPANY (MSEK)	Jan-Mar	Jan-Mar	Jan-Dec

Net sales	10	14	58
Gross income	10	14	58

Administrative expenses	-65	-69	-232
Operating income (EBIT)	-55	-55	-175

Net interest and other financial items	184	135	736
Income before tax and appropriations	129	80	561

Appropriations	-	-	-562

Tax	-27	-18	20
Net income for the period	102	61	19

CONDENSED STATEMENT OF	2013	2012	2012
COMPREHENSIVE INCOME FOR THE PARENT (MSEK)	Jan-Mar	Jan-Mar	Jan-Dec

Net income for the period	102	61	19

Other comprehensive income
Revaluation of shares at market value	-	0	0
Other comprehensive income for the period	0	0	0

Total comprehensive income for the period	102	61	19

CONDENSED BALANCE SHEET	2013	2012	2012
PARENT COMPANY (MSEK)	31 Mar	31 Mar	31 Dec

Non-current assets
Machinery and equipment	2	0	2
Shares and participations	3,676	3,676	3,676
Other financial assets	513	12,611	1,217
Total financial assets	4,192	16,288	4,896

Current assets
Current receivables	12,396	300	13,099
Cash, cash equivalents and short-term investments	240	275	371
	12,636	575	13,470
Total assets	16,828	16,863	18,366

Shareholders’ equity
Restricted equity	338	338	338
Non-restricted equity	8,028	8,545	7,926
	8,366	8,883	8,264

Long-term liabilities
Interest-bearing liabilities	650	7,370	894
Provisions	1	6	1
Non-interest-bearing liabilities	45	19	55
	696	7,395	951

Current liabilities
Other interest-bearing liabilities	7,667	430	8,113
Non-interest-bearing liabilities	98	154	1,038
	7,765	584	9,151
Total shareholders’ equity and liabilities	16,828	16,863	18,366

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NET SALES	2012	2012	2012	2012	2012	2013
BUSINESS SEGMENTS (MSEK)	Q1	Q2	Q3	Q4	Full Year	Q1

Free-TV Scandinavia	1,023.7	1,110.4	875.9	1,147.2	4,157.3	993.1

Pay-TV Nordic	1,287.6	1,291.9	1,221.7	1,286.4	5,087.5	1,310.2

Free-TV Emerging Markets	431.6	560.1	369.0	674.5	2,035.2	512.2
- of which Baltics, Czech & Bulgaria	393.4	515.7	334.5	629.9	1,873.5	478.1

Pay-TV Emerging Markets	250.6	273.0	266.8	271.4	1,061.8	259.6

Central operations, eliminations & other businesses	-84.7	-86.4	-73.9	-57.5	-302.5	-53.6

Total Viasat Broadcasting	2,908.8	3,149.0	2,659.5	3,322.1	12,039.3	3,021.5

Other Businesses	407.4	397.0	297.0	316.4	1,417.8	241.7

Total operating businesses	3,316.2	3,546.0	2,956.5	3,638.5	13,457.1	3,263.2

Group central operations	58.9	49.9	54.7	75.8	239.2	55.8

Eliminations	-115.6	-79.0	-71.1	-94.5	-360.2	-96.3

TOTAL OPERATIONS	3,259.4	3,516.8	2,940.0	3,619.8	13,336.1	3,222.7

OPERATING INCOME (EBIT)	2012	2012	2012	2012	2012	2013
BUSINESS SEGMENTS (MSEK)	Q1	Q2	Q3	Q4	Full Year	Q1

Free-TV Scandinavia	157.7	250.6	134.9	249.9	793.1	127.0

Pay-TV Nordic	227.5	228.4	193.9	198.0	847.7	146.1

Free-TV Emerging Markets	8.3	91.3	-47.6	103.7	155.8	25.8
- of which Baltics, Czech & Bulgaria	26.7	103.0	-49.7	106.3	186.3	38.4

Pay-TV Emerging Markets	33.9	57.5	47.7	5.1	144.2	-0.9

Associated company CTC Media	199.7	132.0	132.1	-34.8	429.0	234.9

Central operations, eliminations & other businesses	-2.8	-15.7	-4.1	-10.8	-33.5	-2.0

Total Viasat Broadcasting	624.2	744.1	456.9	511.0	2,336.3	531.0

Other Businesses	-13.7	4.7	15.1	-0.1	6.1	-17.1

Total operating businesses	610.5	748.8	472.0	511.0	2,342.3	513.9

Group central operations & eliminations	-69.0	-64.4	-49.9	-35.3	-218.5	-59.9

TOTAL OPERATIONS	541.5	684.5	422.1	475.7	2,123.8	453.9

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CONDENSED SALES GROUP	2013	2012	2012
SEGMENTS (MSEK)	Jan-Mar	Jan-Mar	Jan-Dec
Sales external customers
Viasat Broadcasting	3,019	2,905	12,028

Other Businesses	200	346	1,282

Parent company & holding companies	4	8	26

Total	3,223	3,259	13,336

Sales between segments
Viasat Broadcasting	3	3	11

Other Businesses	41	61	136

Parent company & holding companies	52	51	213

Total	96	115	360

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	2012	2012	2012	2012	2012	2013
KEY PERFORMANCE INDICATORS	Q1	Q2	Q3	Q4	Full year	Q1

GROUP

Year on year sales growth (%)	4.3	-0.4	-5.3	-2.5	-1.0	-1.1
Year on year sales growth at constant exchange rates (%) **	3.9	-0.4	-1.0	-0.1	0.6	1.5
Year on year change in operating costs (%) *	8.4	0.9	-3.5	-1.7	0.9	2.9
Operating margin (%) *	10.5	15.7	9.8	14.2	12.7	6.8

Return on capital employed (%)	30	31	33	34		32
Return on equity (%)	31	33	35	34		30
Equity to assets ratio (%)	41	40	41	44		46
Liquid funds (incl unutilised credit facilities), SEK million	5,640	5,655	5,784	6,448		6,459
Net debt (SEK million)	733	778	634	1		-17

Subscriber data ('000s)
Group total digital subscribers	1,609	1,608	1,613	1,648		1,626

FREE-TV SCANDINAVIA

Year on year sales growth (%)	0.1	-3.1	-11.0	-7.5	-5.4	-3.0
Year on year sales growth at constant exchange rates (%) **	-0.6	-3.3	-7.2	-5.7	-4.2	-1.0
Year on year change in operating costs (%)	13.5	4.0	-3.5	-6.3	1.5	0.0
Operating margin (%)	15.4	22.6	15.4	21.8	19.1	12.8

Commercial share of viewing (15-49) (%)
Sweden (TV3, TV6, TV8, TV10/ZTV)	34.9	33.4	38.1	33.2	34.8	34.6
Norway (TV3, Viasat4) 1	18.6	19.5	19.7	17.7	18.8	18.5
Denmark (TV3, TV3+, TV3 PULS) 5	24.9	25.0	22.4	21.3	23.5	26.5

PAY-TV NORDIC

Year on year sales growth (%)	9.4	5.1	-0.4	1.7	3.9	1.8
Year on year sales growth at constant exchange rates (%) **	8.7	4.9	2.9	3.4	4.9	3.5
Year on year change in operating costs (%)	11.5	6.8	3.6	6.1	7.0	9.8
Operating margin (%)	17.7	17.7	15.9	15.4	16.7	11.1

Subscriber data ('000s)
Premium subscribers	1,039	1,031	1,023	1,019		1,003
- of which, satellite	625	612	603	592		580
- of which, 3rd party networks	414	419	420	427		424
Basic satellite subscribers	42	44	46	46		45

Premium satellite ARPU (SEK)	4,866	4,926	4,916	4,988		4,955

FREE-TV EMERGING MARKETS

Year on year sales growth (%)	2.8	-6.4	-7.7	2.9	-1.8	18.7
Year on year sales growth at constant exchange rates (%) **	5.2	-3.1	3.2	8.0	3.3	25.2
Year on year change in operating costs (%)	-6.1	-10.8	-12.5	-3.0	-7.9	14.9
Operating margin (%)	1.9	16.3	-12.9	15.4	7.7	5.0

Commercial share of viewing (%)
Estonia (15-49) 2	40.9	39.2	40.7	37.5	39.6	37.6
Latvia (15-49) 2	36.1	39.9	60.6	61.8	61.1	55.4
Lithuania (15-49) 3	43.2	41.3	40.2	43.8	42.3	44.4
Czech Republic (15-54) 4	36.9	39.1	40.4	39.1	38.7	37.5
Bulgaria (18-49)	29.1	25.7	28.4	34.1	29.5	34.0

16 (17)

Hungary (18-49)	9.4	9.1	8.2	7.8	8.6	7.4

PAY-TV EMERGING MARKETS

Year on year sales growth (%)	16.7	18.7	11.0	14.4	15.1	3.6
Year on year sales growth at constant exchange rates (%) **	14.3	12.5	13.1	18.9	14.7	10.1
Year on year change in operating costs (%)	4.5	3.3	-3.5	15.4	5.0	20.2
Operating margin (%)	13.5	21.1	17.9	1.9	13.6	-0.3

Subscriber data ('000s)
Satellite subscribers	529	534	543	584		578
Mini-pay subscriptions	66,012	72,816	75,430	83,950		85,153

ASSOCIATED COMPANY CTC MEDIA
Share of viewing
CTC Russia (6-54)	11.0	8.9	8.7	9.4	9.6	11.3
Domashny Russia (females 25 - 59)	3.7	3.8	3.6	3.1	3.6	3.0
Peretz (DTV) Russia (25-59)	2.6	2.6	2.6	2.3	2.5	2.5
Channel 31 Kazakhstan (6-54)	14.5	15.6	15.3	13.8	14.7	13.4

1	The universes for the calculation of commercial share of viewing in Norway has been expanded to include additional channels and the audience shares for each period have been adjusted accordingly.
2
The universes for the calculation of commercial share of viewing in Estonia and Latvia have been expanded to include additional channels and the audience shares for each period have been adjusted accordingly.

3	TV8 Lithuania has been included in the CSOV calculation for the Lithuanian media house from the start of the first quarter of 2012.
4
The universe for the calculation of commercial share of viewing in the Czech Republic has been adjusted to exclude state-owned CT1 and CT2, as the volume of advertising on these channels is minimal due to changes in Czech broadcasting law. The audience shares for each period have been adjusted accordingly.

5	TV 3 Sport 2 has been included in the CSOV calculation for the Danish media house from the start of the first quarter of 2013.

*	excluding non-recurring items and associated company income
**	the growth is calculated based on prior year's exchange rates

17 (17)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)
(Registrant)
Date: 18 April, 2013	By:	/s/ Matthew Hooper
	Name:	Matthew Hooper
	Title:	Executive Vice President of Corporate Communications